(logo) Fidelity Investments®|||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||	Fidelity Pricing & Cash Management Services 82 Devonshire Street Boston MA 02109-3614 617 563 7000

August 13, 2010

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Christian Sandoe

RE:	Fidelity Select Portfolios (the trust): Home Finance Portfolio (the fund) File No. (811-03114)

Ladies and Gentlemen:

On behalf of the above referenced fund, transmitted herewith for filing pursuant to Rule 14a-6(a) of Regulation 14A under the Securities Exchange Act of 1934 is a preliminary copy of the Notice, Proxy Statement, and Form of Proxy to be sent to shareholders of the fund in connection with a Special Meeting of Shareholders of the fund to be held on November 16, 2010. Pursuant to Rule 14a-3(c), the required informational copy of the fund's Annual Report for the fiscal period ended February 28, 2010 has been previously furnished to the commission.

We anticipate mailing definitive proxy materials to shareholders on or about September 20, 2010, and in order to allow sufficient time to meet this schedule, we would greatly appreciate receiving comments (if any) from the Staff no later than August 23, 2010.

The proposals for consideration by shareholders are as follows. To facilitate the Staff's review of this filing, we make the following representations concerning disclosure for the proxy proposals included herein:

1 and 2. To modify the fundamental "invests primarily" policy (the investment policy concerning the fund's primary investments) and concentration policy of Home Finance Portfolio.

These proposals ask for shareholder approval to modify certain fundamental policies of the above fund. The primary purpose of these proposals is to facilitate positioning of the fund to broaden its investment policies, and to clearly state the industries in which the fund will concentrate. This proposal is substantially similar to that contained in the proxy statement for Fidelity Select Portfolios (811-03114) filed on April 19, 2010. We do not believe that this proposal requires review.

3. To change the fund from a diversified fund to a non-diversified fund.

This proposal asks for shareholder approval to eliminate the fund's fundamental policy concerning diversification so that the fund would be allowed to operate as a "non-diversified" fund. This change would mean that the fund would be able to focus its investments more heavily in securities of fewer issuers.

Please contact Jamie Plourde at (617) 563-1375 with any questions or comments relating to this filing.

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/s/ Victoria Sullivan
Victoria Sullivan
Legal Product Group